
September 24, 2009

Mr. Chris E. Celano
Vice President and General Counsel
Vantage Drilling Company
777 Post Oak Boulevard, Suite 610
Houston, TX 77056

> **Re:** **Vantage Drilling Company**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-160477**
> **Filed July 8, 2009**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 31, 2009**
> **File No. 1-34094**

Dear Mr. Celano:

We have limited our review of your filings to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on one document or disclosure apply to another document or related disclosure, make corresponding changes to all such documents and disclosures. This will eliminate the need for us to issue repetitive comments.

2.	Make clear in your letter of response precisely where you have made the responsive changes in the marked versions of the documents that you file via EDGAR and in the versions that you provide to us supplementally.

Amendment No. 1 to Registration Statement on Form S-3

General

3.	Please note that all outstanding comments relating to your preliminary proxy statement will need to be resolved prior to your requesting accelerated effectiveness for the registration statement.

Risk Factors, page 7

4.	You added new text to the introductory paragraph which suggests that the reader may find more risks described elsewhere in the prospectus or in documents incorporated by reference. This is inconsistent with Securities Act Rule 411. Rule 411(d) states in part that "Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing." Eliminate the suggestion that other risks are described elsewhere, and make clear that you identify in this section all known, material risks.

Exhibit 5.1

5.	You did not provide us with a marked version of Exhibit 5.1. In the future, please provide us with marked versions of all changed exhibits, as this will expedite our review.

6.	In response to prior comment 3 from our letter dated July 31, 2009, Porter & Hedges suggests that the new exhibit 5.1 addresses our comment. However, reference to the new opinion reveals that rather than remove or explain the basis for prior qualifications 4.1 and 4.2, as the comment requested, Maples and Calder merely moved those same statements to the opinions section where they now appear within paragraphs 3.1, 3.2, and 3.3. We reissue prior comment 3.

Preliminary Proxy Statement on Schedule 14A

General

7.	Provide updated and current disclosure throughout the revised proxy statement. For example, the section entitled "Loans" should reflect the disclosure included in your amended registration statement regarding the financing of the Aquamarine Driller and the Topaz Driller.

8.   Notwithstanding the disclosure that appears in the "Certain Relationships" section, please disclose near the front of the document that Mr. Hsin-Chi Su has conflicts of interest in making the recommendation that shareholders approve proposals 8 and 9. Similarly identify all other directors with conflicts of interest in making the board's recommendation with regard to proposal 10. In that regard, we note that Mr. Hsin-Chi Su beneficially owns 53.87% of your ordinary shares and that he owns 100% of F3 Capital. We note also the list of signatories to the agreement you filed as exhibit 10.1 to the Form 8-K filed June 8, 2009.

9.   Provide similar disclosure in bold font at each place that the recommendations appear throughout the proxy materials.

Proposal 8, page 16

10.   Disclose the background of each of the transactions and provide greater context for each, explaining how the agreements came about in each case.

11.   Highlight Mr. Su's role and the nature of his affiliations with F3 Capital and Mandarin. Emphasize the current level of his beneficial ownership of shares of Vantage Drilling, and clarify the impact that these additional issuances will have on his beneficial ownership.

Proposal 9, page 18

12.   Disclose the consequences if the proposal is not approved.

Proposal 10, page 19

13.   Revise to identify the members of management that were among the "certain purchasers" to which you refer, and name the other purchasers or identify them by class.

14.   Disclose the consequences if the proposal is not approved.

Role of Executive Officers in Compensation Decisions, page 26

15.   We note that your Chief Executive Officer makes compensation recommendations to the compensation committee regarding his own compensation. Revise your disclosure to discuss the role of the Chief Executive Officer in the entire determination process used by the compensation committee.

For example, please discuss whether the Chief Executive Officer is present during the compensation committee's deliberation regarding his compensation.

Closing Comments

Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Bryan Brown
        (713) 226-6291